Filed by Huntsman Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Huntsman Corporation

Commission File No. 1-32427

FOR IMMEDIATE RELEASE	Media:	Investor Relations:
September 19, 2017	Gary Chapman	Ivan Marcuse
The Woodlands, TX	(281) 719-4324	(281) 719-4637
NYSE: HUN

Huntsman Responds to False and Misleading Comments from White Tale on Proposed Merger with Clariant

THE WOODLANDS, Texas — Huntsman Corporation (NYSE: HUN) today issued the following statement in response to the public letter from White Tale Holdings, a Cayman Islands based investment vehicle controlled by short-term oriented hedge funds, 40 North and Corvex, which invested in Clariant only after the merger announcement, and now holds a stake in Clariant in excess of 15%.

Peter Huntsman, President and CEO, commented:

“White Tale has resorted to demonstrably false attacks on Huntsman’s performance and its portfolio in a transparent and self-serving attempt to derail our strategic merger of equals with Clariant.  In an apparent effort to engineer a short-term rise in the Clariant stock price, White Tale has advanced a destructive, high risk strategy of dismantling Clariant and denying all other stakeholders of the company the sustainable, long-term benefits of this compelling combination.

“White Tale’s attacks on Huntsman are false.  Since March 2016, when Huntsman communicated our strategy at our investor day, we have delivered more than we promised:  free cash flow in excess of our peers and more than $2 billion of deleveraging, the separation of our Pigments and Additives business, and significant growth in our downstream specialty and differentiated businesses. Our total shareholder return over that time has been above 150%, which is far more than Corvex has delivered to its investors.  Instead of questioning Clariant’s motivations, Clariant investors should ask why Corvex has lost billions of funds under management in recent years and returns have been poor.

“I have not met with White Tale and have no intention to do so. Their activism is all about the short-term, break-up value of Clariant and is not about Huntsman.”

Huntsman has transformed into a focused specialty and differentiated chemical company.  Through aggressive portfolio management, Huntsman’s has become, with few exceptions, a specialty chemical business. Less than 10% of Huntsman’s EBITDA now comes from lower margin, commoditized businesses. There is thus no doubt that both Huntsman and Clariant have specialty businesses that deliver high-growth and high-margins; in this most recent quarter, both companies’ adjusted EBITDA margins were approximately 15%, and the combined business margin, including synergies, is expected to be above 17%, higher than either business is expected to achieve alone.

Huntsman has delivered long-term and sustainable value to its stockholders and Corvex has not.  Huntsman has displayed a strong ability to build leading specialty and differentiated chemical platforms and create significant long-term value by integrating attractive businesses through acquisitions and strategic investments.  The Company’s acquisition of the Rockwood businesses demonstrated just that. When Corvex took a position in Huntsman stock in 2013, they urged Huntsman to divest its small, commoditized pigments business in to a market with few buyers and no public option.  Instead of capitulating to Corvex’s threats, Huntsman invested in the business to create the option it recently exercised—the IPO of Venator with a market valuation of approximately $3 billion, a delivery of $1.5 billion in incremental value to shareholders.

Like it did in 2013, Corvex is resurrecting the self-serving playbook from its widely-criticized ADT investment — pushing for the Clariant to undertake short-sighted financial engineering apparently in order to deliver a short-term rise in the stock price into which it then sells its stake, leaving the long-term shareholders to pick up the pieces after it’s gone.

Huntsman has a strong operational track record. Huntsman has a proven track record for taking costs out of its businesses and generating operational efficiencies, most recently demonstrated by its transformation of the Rockwood businesses acquired in 2014 where more than $200 million in costs were taken out without any negative impact on safety, as well as the successful transformation of both its Advanced Materials and Textile Effects businesses, where in excess of another $200 million in costs were eliminated.  In the past two years alone, Huntsman has paid down more than $2 billion of its debt and remains focused on cash generation, kicked off the successful separation of its Pigments and Additives Division, creating a publicly traded company worth approximately $3 billion and grown its differentiated businesses through bolt-on acquisitions and strategic investments.

About Huntsman:

Huntsman Corporation is a publicly traded global manufacturer and marketer of differentiated and specialty chemicals with 2016 revenues of approximately $10 billion.  Our chemical products number in the thousands and are sold worldwide to manufacturers serving a broad and diverse range of consumer and industrial end markets. We operate more than 75 manufacturing, R&D and operations facilities in over 30 countries and employ approximately 10,000 associates within our four distinct business divisions. For more information about Huntsman, please visit the company’s website at www.huntsman.com.

Social Media:

Twitter: twitter.com/Huntsman_Corp
Facebook: www.facebook.com/huntsmancorp
LinkedIn: www.linkedin.com/company/huntsman

Cautionary Statement Regarding Forward-Looking Statements

This release contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Clariant and Huntsman have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this release include, without limitation, statements about the anticipated benefits of the contemplated transaction, including future financial and operating results and expected synergies and cost savings related to the contemplated transaction, the plans, objectives, expectations and intentions of Clariant, Huntsman or the combined company, the expected timing of the completion of the contemplated transaction and information relating to the initial public offering of ordinary shares of Venator Materials PLC. Such statements are based on the current expectations of the management of Clariant or Huntsman, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Neither Clariant nor Huntsman, nor any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approval of Huntsman’s stockholders and Clariant’s shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; ability to refinance existing indebtedness of Clariant or Huntsman in connection with the contemplated transaction; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets, including with respect to financing activities related to the contemplated transaction; and other risks and uncertainties discussed in Huntsman’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Huntsman’s annual report on Form 10-K for the fiscal year ended December 31, 2016. You can obtain copies of Huntsman’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and neither Clariant nor Huntsman undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Important Additional Information and Where to Find It

NO OFFER OR SOLICITATION

This release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the contemplated transaction, Clariant intends to file a registration statement on Form F-4 with the SEC that will include the Proxy Statement/Prospectus of Huntsman. The Proxy Statement/Prospectus will also be sent or given to Huntsman stockholders and will contain important information about the contemplated transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CLARIANT, HUNTSMAN, THE CONTEMPLATED TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Clariant and Huntsman through the website maintained by the SEC at www.sec.gov.

PARTICIPANTS IN THE SOLICITATION

Huntsman and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Huntsman investors and shareholders in connection with the contemplated transaction. Information about Huntsman’s directors and executive officers is set forth in its proxy statement for its 2017 Annual Meeting of Stockholders and its annual report on Form 10-K for the fiscal year ended December 31, 2016. These documents may be obtained for free at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the Proxy Statement/ Prospectus that Huntsman intends to file with the SEC.